14:36

Since we've launched HOLOFIT on Meta Quest platform in January '21 we have:
- Reached $80k in MRR with 96% 3-month retention rates of our core users,
- Lowered the Customer acquisition cost to $9 with Customer Lifetime value at $81,
- Provided value to users: 36% of Daily active users exercise on average 5x per week, for 32 minutes/session,
- Went through Techstars by NBC Universal and Comcast '21 accelerator and raised $2 million to date.

We've reached our first campaign goal in less than 24h, just through investments by our users. There's still room to join, if you are interested simply head to our pitch page and follow the steps to place your reservation.

If you are planning to invest over $25k, please contact me directly at bojana@holodia.com to receive a special invitation link.

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MENS JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL

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